June 24, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee, 202-551-3693
Shannon Menjivar, 202-551-3856
Catherine De Lorenzo, 202-551-3772
Pamela Long, 202-551-3765

Re:	NMP Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 12, 2025
File No. 333-286985

Ladies and Gentlemen:

NMP Acquisition Corp. (the “Company,” “we,” “us,” or “our”) confirms receipt of the letter dated June 16, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. Concurrently with the submission of this response letter, the Company is filing Amendment No. 3 to the Registration Statement on Form S-1 (as amended, the “Registration Statement”). The Staff’s comment is set forth below in bold, followed by the Company’s response:

Amendment No. 2 to Form S-1

Summary

Sponsor Information, page 3

1.	We note your disclosure on page 3 that your sponsor may issue non-managing membership interests representing indirect interests to acquire private placement units and founder shares, and disclosure on page 180 that Mitchell Silberberg & Knupp LLP, your U.S. counsel may receive, indirectly through the receipt of non-managing membership interests of the sponsor, ordinary shares in connection with legal fees. If the interests of counsel or any direct or indirect holder of any non-managing membership interests would be material, please identify such holder and the nature and amount of their interests. Refer to Item 1603(a)(7). In addition, please disclose, if known, the amount of any non-managing membership interests expected to be issued at or prior to the consummation of the offering, the expected number of non-managing members and whether there is a maximum percentage interest that a non-managing sponsor member can hold in your private placement units and founder shares. Also clarify whether the private placement units and founder shares that the non-managing members would hold an indirect interest in are part of or are in addition to the 157,000 units to be purchased and the 3,498,333 founder shares held by the sponsor.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 3, 4, 103 and 186 of the Registration Statement to address the Staff’s comment.

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We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Blake Baron at (917) 546-7709.

Sincerely,

/s/ Melanie Figueroa
By:	Melanie Figueroa
Title:	Chief Executive Officer

cc:	Gabriel Miranda, Esq., Mitchell Silberberg & Knupp LLP